UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________________
SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*
__________________________________________
U.S. Well Services, Inc.
(Name of Issuer)
Class A Common Stock of $0.0001 par value
(Title of Class of Securities)
91274U101
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009

COPIES TO:
Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 29, 2022
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 91274U101		13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,285
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 114,285
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%*
14	TYPE OF REPORTING PERSON* IA, PN
* Based on the 77,093,277 shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of the Issuer outstanding as of March 28, 2022, as reported in the Issuer’s Form PRE 14A, filed with the SEC on April 6, 2022, plus the 114,285 shares of Class A Common Stock upon the exercise or conversion of the Public Warrants (as defined below) beneficially owned.

CUSIP No. 91274U101		13D

1	NAME OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,285
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 114,285
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%*
14	TYPE OF REPORTING PERSON* HC, OO
* Based on the 77,093,277 shares of Class A Common Stock outstanding as of March 28, 2022, as reported in the Issuer’s Form PRE 14A, filed with the SEC on April 6, 2022, plus the 114,285 shares of Class A Common Stock upon the exercise or conversion of the Public Warrants beneficially owned.

CUSIP No. 91274U101		13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 114,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 114,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%*
14	TYPE OF REPORTING PERSON* IN, HC
* Based on the 77,093,277 shares of Class A Common Stock outstanding as of March 28, 2022, as reported in the Issuer’s Form PRE 14A, filed with the SEC on April 6, 2022, plus the 114,285 shares of Class A Common Stock upon the exercise or conversion of the Public Warrants beneficially owned.

CUSIP No. 91274U101		13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 114,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 114,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%*
14	TYPE OF REPORTING PERSON* IN, HC
* Based on the 77,093,277 shares of Class A Common Stock outstanding as of March 28, 2022, as reported in the Issuer’s Form PRE 14A, filed with the SEC on April 6, 2022, plus the 114,285 shares of Class A Common Stock upon the exercise or conversion of the Public Warrants beneficially owned.

CUSIP No. 91274U101		13D

1	NAME OF REPORTING PERSONS AG Energy Funding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC (formerly AG Partners, LLC), a Delaware limited liability company (“AG GP”), (iii) JAMG LLC a Delaware limited liability company (“JAMG”), (iv) Josh Baumgarten, (v) Adam Schwartz, and (vi) AG Energy Funding, LLC, a Delaware limited liability company (“AG Energy Funding”) with the Securities and Exchange Commission (the “SEC”) on September 17, 2021, as amended by Amendment No. 1 filed on November 17, 2021 and Amendment No. 2 filed on April 27, 2022 (the “Schedule 13D”).

This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

This Amendment No. 3 is being filed to report that the Reporting Persons are no longer beneficial owners of more than 5% of the Issuer’s Class A Common Stock as a result of the satisfaction of the conditions relating to the Note Purchase Agreement and the sale of 5,198 Series A Preferred Shares and 2,666,669 warrants exercisable for 761,905 shares of the Issuer’s Class A Common Stock.  Both transactions closed on April 29, 2022, and the Cash Note, Exchange Note, the 5,198 Series A Preferred Shares and the 2,666,669 warrants were transferred to THRC Holdings, LP or its affiliate on that date for aggregate consideration of
$49,521,572.74.

Item 5.	Interest in Securities of the Issuer
Item 5(a) - (b) is amended and restated to read as follows:
(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on the sum of (i) 77,093,277 shares of Class A Common Stock outstanding as of March 28, 2022, as reported in the Issuer’s Form PRE 14A, filed with the SEC on April 6, 2022, plus (ii) in the case of Angelo Gordon, AG GP, and Messrs. Baumgarten and Schwartz, the 114,285 shares of Class A Common Stock underlying the Public Warrants held by other investment funds managed by Angelo Gordon (such investment funds, the “Other Accounts” and, collectively with AG Energy Funding, the “Accounts”).
Angelo Gordon, in its capacity as manager of the Accounts, has sole power to vote and dispose of 114,285 shares of Class A Common Stock underlying the Public Warrants held by the Other Accounts. As the general partner of Angelo Gordon, AG GP may be deemed to have the sole power to vote and dispose of 114,285 shares of Class A Common Stock underlying the Public Warrants held by the Other Accounts. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote and dispose of 114,285 shares of Class A Common Stock underlying the Public Warrants held by the Other Accounts. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote and dispose of 114,285 shares of Class A Common Stock underlying the Public Warrants held by the Other Accounts. AG Energy Funding has the sole power to vote 0 shares of Class A Common Stock and the shared power to dispose of 0 shares of Class A Common Stock. The Public Warrants are currently exercisable into 114,285 shares of Class A Common Stock.
(c) Transactions in the shares of Class A Common Stock by the Reporting Persons during the last sixty days are referenced in Item 4, which is incorporated herein by reference.
(d) Not Applicable.
(e) On April 29, 2022, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:
The disclosure in Item 4 is incorporated by reference herein. The Purchase Agreement is incorporated by reference herein.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 2, 2022

ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG GP LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG ENERGY FUNDING, LLC

By:	ANGELO GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact